October 17, 2005
By Courier and Facsimile to (202) 772 9208
Securities and Exchange Commission
Division of Corporation Finance, Mail stop 4561
100 F Street, N.E.
Washington D.C. 20549
Attn:
Ms. Joyce Sweeney
Mr. Isa Farhat
Re:
National Consumer Cooperative Bank
Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
File No. 002-99779
Dear Ms. Sweeney and Mr. Farhat:
We are submitting this letter in response to your letter, dated September 30, 2005, which provided comments on the above-referenced filing by the National Consumer Cooperative Bank (“NCB”). Below we set forth your sixteen comments, each of which is followed by NCB’s response. The comment numbers below correspond to the comment numbers in your letter.
In connection with our response, NCB acknowledges the following:
•	NCB is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NCB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Net Interest Income, page 11
1.	Please tell us and in future filings disclose, if material, the impact of your hedging activities on interest income and expense for each period presented.
     Response: NCB recorded net, as interest expense, $3.5 million, $2.5 million and $2.3 million associated with all of its swap contracts for the twelve months ended December 31, 2004, 2003 and 2002, respectively.
     NCB will disclose the impact of hedging activities, if material, in all future filings.

Credit Quality, page 13
2.	We note your disclosure that in June 2004 you charged $2.2 million of a $6.3 million loan to the allowance for loan losses. Please tell us and in future filings clarify what you mean by “charged” to the allowance.
     Response: NCB charges off loans, i.e. credits the loan balance, when they are deemed to be uncollectable. At that time the allowance for loan losses is debited, thereby reducing the allowance.
     NCB will clarify the term “charged “ in future filings.
3.	We note your disclosure on page 14 that you have $2.2 million specific reserves for impaired assets at December 31, 2004. Please provide us with your analysis explaining how you determined the amount of the specific reserves. Provide us with your analysis for each of the significant loans placed on non-accrual status during 2004.
     Response: Please find below the analysis of the specific allowance at December 31, 2004 together with a commentary on all material loans placed on non-accrual status during 2004:
a. Operator of senior living and health care facilities (Specific allowance $0; $7.4 million net loan balance at December 31, 2004)
     Beginning in 2002, the borrower’s operating losses could no longer be offset by investment income due to declining equity values and interest rates. Cash flow was insufficient to fund operations. Debt holders rejected the borrower’s request to consider discounting outstanding debt. Independent valuation of the company produced a shortfall in collateral coverage of 20%, while the borrower was requesting a 40% reduction on debt based upon available cash flow. The company filed for bankruptcy in February 2004 and, because bank debt was unsecured and the borrower’s asset value was declining in bankruptcy, 20% of the original $9.4 million loan balance was charged off. At December 31, 2004, debt holders were awaiting a closing on the sale of the borrower’s retirement care facilities and the application of proceeds against outstanding debt.
     At the end of December 2004, the unsecured creditors committee of the borrower reported that the reorganization plan to be submitted jointly with the debtor would provide for all secured and unsecured debt to be paid at par. In view of this anticipated recovery, as well as previous charge-offs, NCB determined that no reserve need be kept against this loan. The loan was repaid in full in April 2005.
b. Retail grocery chain (Specific allowance $1.1 million; $4.6 million net loan balance at December 31, 2004).
     Shared national credit examiners concluded that this loan (a participatory loan of which NCB’s share was $4.6 million) should be placed on non-accrual status due to declining sales, high labor costs, continuing losses, and negative net worth. The borrower’s cash flow was no longer sufficient to support debt service, and liquidity was very tight. Asset sales and Chapter 11 bankruptcy were under consideration by the borrower. Since estimated collateral values fell $6.4 million (16%) below total outstanding debt, our 20% regular reserve for Substandard commercial credits was no longer sufficient to cover liquidation costs.
c. Cellular phone service provider (Specific allowance: $0.8 million; $3.9 million net loan balance at December 31, 2004)
     The borrower’s problems began in late 2003 when revenue declined due to competitive pressures on roaming charges. Further, the shift from a Time Division Multiple Access (TDMA)

to a Global System for Mobile Communications (GSM) operating system was delayed, causing the borrower to lose market share. Poor operating results caused potential investors to back out of a $20 million commitment to invest in the company and, in May 2004, the borrower advised the banks that it would not make its June 1, 2004 principal payment. In the face of a potential 50% loss, the loan was placed on non-accrual status and 35% of the then outstanding $6.0 million balance was charged off and a 20% reserve was placed on the remainder. A sale of assets was pending at December 31, 2004.
     At December 31, 2004, the borrower was in the process of selling the company, which would yield the bank group (of which NCB was a participant) no less than $38.0 million. Since NCB’s pro-rata share would leave a shortfall of $0.4 million, notwithstanding estimated collection costs of approximately $400 thousand, NCB concluded that the current 20% reserve of our remaining $3.9 million outstanding loan balance was adequate.
     NCB additionally had two impaired commercial loans with an aggregate balance of $36 thousand at December 31, 2004, with a specific reserve of $18 thousand.
d. Mortgage and Installment loans (Specific allowance $0.3 million; $1.8 million aggregate net balance (ranging from $0.2 thousand to $312.8 thousand).
     There were 21 mortgage loans and 18 installment loans on non-accrual at December 31, 2004 with total specific reserve allocations of $0.3 million.
4.	Please tell us and in future filings disclose the underlying reasons why your allowance for loan losses as a percentage of loans decreased at December 31, 2004 compared to the prior year-end in light of the significant increase in charge-offs, impaired assets, and the size of your loan portfolio. Describe the specific changes in asset quality, composition, and other factors that impacted your determination of the amount of provision and allowance for loan losses as of December 31, 2004.
     Response: NCB’s consolidated allowance calculation on a loan-by-loan basis at December 31, 2004 was $17.0 million. This represented a decrease of $0.1 million from December 31, 2003.
     The growth in the portfolio, which would otherwise cause the allowance to increase, accounted for the increase in the general allowance (See Question 10). However, the improved collateral assessment on an impaired $7.4 million loan to an operator of senior living and health care facilities discussed at 2(a) above allowed for the reserve against this loan to be taken down to zero. As noted on page 14 of the 2004 10-K, it appeared probable at year-end that there would be full collection of this loan, including $1.9 million already charged off, in the first half of 2005 (as discussed in the response to item 3(a)). It should be noted that had there been a standard reserve allocation ($3.7 million) against this credit, our year-end Allowance for Loan Losses would have been $20.7 million and would have represented 1.5% of total loans.
     NCB will, in future filings, disclose the underlying reasons for changes in the allowance for loan losses.

5.	Please provide us with a similar analysis of your provision and allowance for loan losses as of June 30, 2005.
     Response: During the first half of 2005, the allowance for loan losses grew by $3.1 million to $20.1 million, representing 1.7% of total loans and lease financing, excluding loans held for sale at June 30, 2005.
     Growth in satisfactory-rated credits accounted for $0.6 million of incremental reserve allocations, while an increase in criticized credits required $2.5 million in additional reserve allocation. The primary factor in criticized loan growth was the downgrading to impaired status of a $4.8 million loan to a regional retail grocery chain, against which a $1.7 million specific allowance has been made.
     $2.6 million of recoveries were received, of which $1.9 million related to the loan to an operator of senior living and health care facilities. In addition, $0.2 million of charge-offs were made.
     The net effect of the above resulted in a need for a $0.7 million provision charge for the first six months of 2005.
Non-Interest Income, page 15
6.	We note your disclosure that of the total gain on sales of loans in 2004, $3.5 million related to the sale of $81.2 million of mortgage-backed securities created from a swap with Fannie Mae in December 2003. Please tell us, and in future filings disclose the nature of the swap transaction with Fannie Mae and how the amount of the gain was determined. Explain how a transaction in 2003 results in a gain recognized in 2004.
     Response: NCB has, on occasions, participated in the mortgage-backed securities (MBS) program offered by Fannie Mae. This program allows mortgage originators to swap a pool of loans for an MBS. Specifically in December 2003, NCB swapped cooperative multifamily loans for a Fannie Mae MBS.
     In the transaction, NCB received only beneficial interests in the loans being transferred to Fannie Mae in the form of an MBS. Pursuant to paragraph 9 of FAS 140, because only beneficial interests in the transferred assets are being received in exchange for the transferred assets, it precludes sale treatment, as NCB has not relinquished control over the transferred assets. In this transaction, the beneficial interest received, the MBS, is also NCB’s retained interest as no cash or other proceeds are received as part of the exchange. According to paragraph 10 of FAS 140, NCB should carry any retained interests on its books by allocating the previous carrying amount between the assets sold, if any, and the retained interests, if any, based on relative fair values. Paragraph 58 expands on the guidance given in paragraph 10 regarding retained interests and offers examples of retained interests which include securities backed by transferred assets. Since NCB did not sell any assets as part of this transaction, NCB should allocate the entire previous carrying amount to the retained interest or the MBS and no gain or loss should be recognized.
     Subsequently in January of 2004, NCB sold the MBS, at which time a gain was realized. The gain was determined by comparing the cash received in the transaction against the book value of the MBS at the time of sale.
     NCB will disclose the nature of swap transactions in future filings.

Consolidated Quarterly Financial Information, page 19
7.	Please tell us the underlying reasons for the significant quarter-to-quarter fluctuations in your provision for loan losses during 2003 and 2004.
Response:
     First Quarter 2003 ($215 thousand provision) — The provision was primarily driven by a $0.2 million increase in the reserve allocation for Substandard SBA loans, which had grown by $1.7 million during the quarter.
     Second Quarter 2003 ($230 thousand provision) — The primary factor was a $20.1 million increase in satisfactory-rated cooperative share loans.
     Third Quarter 2003 ($707 thousand provision) — The primary factors were a $47 million increase in mortgage loans ($353 thousand reserve allocation), a $21.2 million increase in cooperative single-family share loans ($159 thousand allocation increase), and a $1.1 million increase in criticized loans ($142 thousand incremental allocations).
     Fourth Quarter 2003 ($1,383 thousand provision) — The fourth quarter provision was primarily driven by loan downgrades, which exceeded upgraded credits and other positive factors. Net charge-offs of $846 thousand were accompanied by increased reserve allocations for two downgraded credits: a retail grocery chain ($604 thousand) and a cellular phone service provider ($477 thousand).
     First Quarter 2004 ($ -0- provision) — The growth in satisfactory loans required $190 thousand in additional reserves, largely driven by the increased single-family share loan portfolio. Improved collateral assessments and operating performance on criticized credits allowed $862 thousand in allocation reductions, though these were partially offset by $671 thousand in net charge-offs during the first quarter. The net effect was that a zero provision was required in the quarter.
     Second Quarter 2004 ($1,340 thousand provision) Primarily due to downgrades of three large loans NCB increased its reserve allocations by $1,747 thousand. These were partially offset by the upgrading of a large retail grocery loan and reduced allocations on satisfactory-rated credits of $387 thousand.
     Third Quarter 2004 ($1,047 thousand) — Growth in satisfactory-rated portfolio loans required $323 thousand in incremental reserves. Criticized loans also grew during this period by $5.6 million, requiring $587 thousand in increased reserve allocations, which was the remaining primary influence on the third quarter provision.
     Fourth Quarter 2004 ($124 thousand provision) —The provision requirement was primarily driven by an incremental reserve of $265 thousand to cover the downgrading to Substandard of a large ($6.6 million) loan to an Alaskan Native Corporation. This was somewhat offset by a specific reserve adjustment of $172 thousand on an impaired loan. The growth of satisfactory rated cooperative share loans accounted for the remainder of the provision requirement.

Uses of Funds — Loans and Leases, page 20
8.	We note your disclosure that your commercial loan and lease portfolio increased at December 31, 2004 principally due to the termination of the off-balance sheet grocery loan conduit program. Please provide us with the sample journal entries used to record the termination of this conduit. Explain why you repurchased the $33.2 million of loans out of the program and how you considered the potential ability or requirement to repurchase loans in your accounting treatment determination for the conduit when it was established.
     Response: In purchasing the loans from the conduit NCB credited Cash and Debited Portfolio Loans. NCB also had a warehouse of commercial loans that it was anticipating selling into the conduit. When the conduit was terminated NCB transferred these loans back into the portfolio (Debit Portfolio loans, Credit Warehouse loans).
     When the conduit was established there was no potential ability or requirement to repurchase any loans sold into the conduit by NCB. The conduit was terminated at the request of the owners of the conduit, at which point the loans were offered to NCB to purchase.
Critical Accounting Policies
Allowance for Loan Losses, page 27
9.	Please tell us and in future filings clearly describe your methodology for determining the amount of each component (including impairment, specific, general and unallocated portions) of your allowance for loan losses. Explain the following:
•	how you determine the amount for each component of your allowance;
     Response:
     The allowance for loan losses is an estimate of known and inherent losses in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5 “Accounting for Contingencies,” which requires that losses be accrued when they are probable of having occurred and reasonably estimable and (ii) SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the balance of loans which are impaired.
     A loan is considered impaired when, based on current information, it is probable NCB will be unable to collect all amounts due under the contractual terms of the loan. Impairment is measured based upon the present value of future cash flows discounted for at the loan’s effective interest rate; or, the fair value of the collateral, less estimated selling costs, if the loan is collateral-dependent and foreclosure possible.
     Specific reserves are established for impaired loans based upon the above criteria or other loans criticized based upon established regulatory standards.
     General reserves are calculated on a loan-by-loan basis based upon the probability of the default and the loss in the event of default for each risk rating, based on historical experience.
     The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the general or specific reserves. In determining the unallocated allowance NCB considers the recent loan loss experience, trends in credit quality and concentration and specific industry conditions within portfolio segments.
•	the types or category of loans that are evaluated individually and as a group; and
     Response: All loans are evaluated individually based upon risk rating assigned to the loan.
•	how you determine the loss factors you apply to your graded loans to develop a general allowance.
     Response: A risk rating system is designed to classify each loan according to the risk unique to the credit facility. The expected loss for each risk rating is determined using historical loss factors and collateral position of the credit facility.
     NCB will, in future filings, describe its methodology for determining the amount of each component of its allowance for loan losses.
10.	Please tell us and in future filings quantify each component of your allowance for loan losses for each period presented.
Response:

Allowance Component	$
December 31, 2003
Specific Reserves on Impaired Loans	373,368
Specific Reserves on Criticized Loans	4,070,197
Unallocated	644,952
General Allocation	12,009,491

Total Allowance for loan losses	17,098,008

Allowance Component	$
December 31, 2004
Specific Reserves on Impaired Loans	2,204,365
Specific Reserves on Criticized loans	780,313
Unallocated	0
General Allocation	14,006,307

Total Allowance for loan losses	16,990,985
NCB will, in future filings, quantify each component of the allowance for loan losses.
Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies
General, page 38
11.	Please tell us and in future filings disclose the nature of excess yield income and your related accounting policies, citing the specific accounting guidance upon which you rely. Explain how you determine the amount of excess yield recognized.
      Response: Excess yield is generated from the Non-Certificated Interest Only Receivables held by NCB. Emerging Issues Task Force Issue 99-20: Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (“EITF 99-20”) provides specific guidance on the treatment of this excess yield. Per paragraph 11 of EITF

99-20 NCB recognizes the excess of all cash flows attributable to the beneficial interest estimated at the transaction date over the initial investment (the accretable yield) as interest income over the life of the beneficial interest using the effective yield method. Thus, based on the terms in each Interest Only Receivable NCB is entitled to a cash interest payment. This is offset by the amortization of the Interest Only Receivable.
     Non-Certificated Interest Only Receivables are recorded in the same manner as available-for-sale investment securities in accordance with paragraph 14 of FAS 140.
     NCB will disclose, in future filings, the nature of excess yield income and its related accounting policies.
Principles of Consolidation, page 38
12.	Please tell us and in future filings disclose how you determined that your investment in Cooperative Community Works, LLC should not be consolidated, citing the specific accounting guidance upon which you relied. Quantify your investment in Cooperative Community Works and the impact on your results of operations.
     Response: NCB has a 50% interest in Cooperative Community Works, LLC (“CCW”). The remaining 50% interest is held by an unconsolidated affiliate, NCB Development Corporation (“NCBDC”) which at all times has the power to appoint an officer or employee to be Chair of the Board of Managers. Under Accounting Research Bulletin No. 51 (As Amended) this would not amount to a controlling financial interest and thus CCW is not consolidated. Furthermore, NCB has concluded that CCW is not a variable interest entity since it does not meet conditions (a), (b) or (c) of paragraph 5 of FASB Interpretation No. 46 (Revised December 2003) (“FIN 46R”). NCB’s investment in CCW, in January of 2004, was $250 thousand. For the year ended December 31, 2004 NCB recorded, via the equity method, a loss of $113 thousand, thus leaving an investment of $137 thousand at December 31, 2004. This equates to 0.008% of total assets at December 31, 2004. Its impact on operations is immaterial.
     NCB will, in future filings, disclose its determination why CCW should not be consolidated.
Note 24 — Financial Instruments with Off-Balance Sheet Risk..., page 59
13.	For each type of derivative instrument that you have classified as a fair value or cash flow hedge during the periods presented, please tell us how you determined that the hedging relationship met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Please tell us the following with respect to each type of hedging relationship:
•	The nature and terms of the hedged item and derivative instrument;

•	The specific documented risk being hedged;

•	How you define “at inception” of the hedging relationship;

•	Whether you enter into the derivative instrument the day the hedged item becomes outstanding; and

•	Whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.
     Response: All of NCB’s hedging relationships are classified as fair value hedges. NCB undertakes the following types of hedging relationships:

     a. Fair value hedge of warehouse loans: The risk management objective for these fair value hedges is to mitigate the change in value of the hedged item due to a change in LIBOR (the benchmark rate) from the day NCB enters into an interest rate commitment with a borrower until the day NCB enters into a firm commitment to sell the loan. Specifically, NCB deploys 10 year Interest Rate Swaps to hedge the value of warehouse commercial real estate loans which are typically priced at a spread to the ten year treasury note. The hedging relationship begins on the day that the loan is originated, i.e. at inception. NCB maintains formal documentation of each hedging relationship.
     Effectiveness of each fair value hedging relationship of warehouse loans is determined using the long-haul method; that is, by comparing the change in the value of the loan with the change in value of the Interest Rate Swap contract. For these fair value relationships, the assertion of effectiveness upon inception of the hedge relationship and the assertion of effectiveness on an ongoing basis is based on the cumulative dollar offset method. This method compares the change in value of the derivatives to the change in value of the hedged item due to changes in LIBOR. Initial and ongoing prospective hedge effectiveness is based on a review of cumulative dollar offset. Ongoing effectiveness is assessed quarterly based on cumulative dollar offsets from inception of the hedge to the end of the current quarter. NCB considers a dollar offset ratio in the range of .8 to 1.25 to be evidence of an effective hedge relationship. To the extent the ratio of change falls outside the acceptable range of effectiveness the derivative will be deemed to be ineffective.
     The gains or losses on the hedging instrument are recognized currently in earnings. The gain or loss due to changes in LIBOR on the Warehouse Loans adjusts the carrying amount of the Warehouse Loans and is recognized currently in earnings. The difference between these two adjustments that arises is the effect of hedge ineffectiveness, which is consequently reported through earnings.
     As discussed in question six, NCB participates in the mortgage-backed securities (MBS) program offered by Fannie Mae. This program allows mortgage originators to swap a pool of loans for an MBS. NCB maintains the existing hedge relationships when the loans are swapped for the MBS. NCB derives the value of the MBS from the underlying loans (as described above).
     b. Fair value hedge of fixed-rate liabilities: The risk management objective of this relationship is to hedge changes in fair value of a financial liability due to changes in interest rates — benchmark (LIBOR). NCB uses swaps where it receives a fixed rate and pays a variable rate. The hedging relationship is incepted at the moment the rate is fixed on the debt.
     If the hedging relationship meets the criteria for the short cut method then NCB assumes no ineffectiveness. NCB documents the criteria that have been met for short-cut upon hedge inception. On a quarterly basis, NCB documents that the terms of the derivative and hedged item have not changed.
     If a hedge relationship qualifies for short cut accounting there will be no ineffectiveness recorded through the income statement. The derivative will be adjusted to fair value through the income statement. The hedged item’s basis will be adjusted through the income statement in the same amount that the derivative was adjusted. The net impact on income will be zero.
14.	If you use the short-cut method for assessing effectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.

     Response: NCB does utilize the short-cut method for assessing effectiveness of hedging fixed-rate liabilities. In each situation, NCB determined that the short-cut method was appropriate, per paragraph 68 of FAS 133, based on the following facts:
1.	The notional amount of the swap matches the principal amount of the fixed-rate liability.

2.	The instruments used in these hedging relationships are interest rate swaps and the fair value of the swap is zero at inception of the hedging relationship.

3.	The formula for computing the net settlements is the same for each net settlement.

4.	The fixed-rate liability is not prepayable, subject to the interpretation of Statement 133 Implementation Issue No. E6.

5.	The rate of the swap is the same as the LIBOR benchmark.

6.	Other terms in the fixed-rate liability or interest rate swap are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

7.	The expiration date of the swap matches the maturity date of the fixed-rate debt.

8.	There are no floors or caps on the variable leg of the swap.

9.	The repricing frequency of the variable interest rate in the swap is no more than 6 months and is most frequently 3 months.
15.	Please tell us whether you aggregate similar assets and liabilities and hedge as a portfolio. If so, provide us with a comprehensive analysis explaining how you apply SFAS 133 Implementation Issue F11 to these hedging relationships.
     Response: NCB does not aggregate similar assets or liabilities to hedge them as a portfolio. All hedging relationships are established at the individual loan level for assets and at the individual debt instrument level for liabilities.
16.	We note your tabular presentation on page 61 regarding your results related to hedging of warehouse loans. Please tell us and in future filings describe the nature of each line item and explain how the related amount is determined. Clarify whether these are all of your hedging activities.
Response:
NCB implemented this disclosure to inform the readers of its financial statements of the component parts of the FAS 133 adjustment. The table represents all of our hedging activities.
1.	Unrealized loss (gain) on designated derivatives recognized — This line item includes the results of derivatives, which are designated and accounted for as hedges. It quantifies the change in value of the swap from the date of inception. The change in value was determined by comparing the market value at the end of the period against the inception value of zero.

2.	Increase (decrease) in value of warehouse loans — This line item quantifies the change in value of the loan (i.e. resulting from the change in the benchmark rate since inception).

3.	Increase (decrease) in value of investment securities held-for-sale — This line item quantifies the change in the value of mortgage-backed securities, which were created from the swap of loans with Fannie Mae (as described in Question six).

4.	Net hedge ineffectiveness — summarizes the net ineffectiveness, i.e. the extent to which the change in value of the hedged item is not perfectly offset by the change in value of the derivative.

5.	Unrealized (loss) gain on undesignated loan commitments recognized — NCB enters into forward rate lock commitments with its borrowers. These are undesignated derivatives and are marked to market through earnings. This line item quantifies the change in value of the loan commitment from the date the borrower entered into the loan commitment. The change in value was determined by comparing the fair value at the end of the period against the inception value.

6.	Gain (loss) on undesignated derivatives recognized — This line item quantifies the change in value of the swap or forward sales commitment (NCB enters into these undesignated derivatives to mitigate the risk of interest rate commitments). The change in value was determined by comparing the market value at the end of the period against the inception value of zero.

7.	Net loss on undesignated derivatives — The sum of items five and six.

8.	Unrealized (loss) gain on non-hedging derivatives — This line item represents the changes in value of derivative instruments, which do not qualify for hedge accounting.

9.	Net SFAS 133 adjustment — The net effect of all of the above.
     NCB will, in future filings, describe the nature of each line item.
We believe we have addressed all of your comments. Please contact me at (202) 336-7661 if you wish to discuss any of our responses.
Very Truly Yours,
/s/ Richard L. Reed
Richard L. Reed
Chief Financial Officer
National Consumer Cooperative Bank